SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ________________

                                 SCHEDULE 13G
                                (Rule 13d-102)



            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)



                              Homestore.com, Inc.
                               (Name of Issuer)



                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)



                                  437852 10 6
                                (CUSIP Number)

                               January 11, 2001
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                          [   ]    Rule 13d-1(b)
                          [ X ]    Rule 13d-1(c)
                          [   ]    Rule 13d-1(d)

CUSIP No. 437852 10 6                 13G                    Page 2 of 7 Pages


 1.       NAMES OF REPORTING PERSONS       AOL Time Warner Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          13-4099534


 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /_/
                                                                 (b) /_/


 3.       SEC USE ONLY

 4.       CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


         NUMBER OF           5.     SOLE VOTING POWER
           SHARES                   0

        BENEFICIALLY
          OWNED BY           6.     SHARED VOTING POWER
                                    4,635,545

           EACH
         REPORTING           7.     SOLE DISPOSITIVE POWER
                                    0

          PERSON             8.     SHARED DISPOSITIVE POWER
           WITH                     4,635,545


 9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,635,545


 10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*


 11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.7%

 12.      TYPE OF REPORTING PERSON*
          HC



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 437852 10 6                 13G                    Page 3 of 7 Pages


 1.       NAMES OF REPORTING PERSONS       America Online, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          54-1322110


 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /_/
                                                                 (b) /_/


 3.       SEC USE ONLY

 4.       CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


         NUMBER OF           5.     SOLE VOTING POWER
           SHARES                   0

        BENEFICIALLY
         OWNED BY            6.     SHARED VOTING POWER
                                    4,635,545

           EACH
         REPORTING           7.     SOLE DISPOSITIVE POWER
                                    0

          PERSON             8.     SHARED DISPOSITIVE POWER
           WITH                     4,635,545


 9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,635,545


 10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*


 11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.7%

 12.      TYPE OF REPORTING PERSON*
          CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 437852 10 6                 13G                    Page 4 of 7 Pages


Item 1(a).      Name of Issuer:

                Homestore.com, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                225 West Hillcrest Drive
                Suite 100
                Thousand Oaks, CA 91360

Item 2(a).      Name of Person Filing:

                AOL Time Warner Inc. and America Online, Inc.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                75 Rockefeller Plaza
                New York, NY 10019

Item 2(c).      Citizenship:

                AOL Time Warner Inc. and America Online, Inc. were organized and exist under the laws of the State of Delaware

Item 2(d).      Title of Class of Securities:

                Common Stock, par value $.01 per share

Item 2(e).      CUSIP Number:

                437852 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)     [  ]     Broker or dealer registered under Section 15 of the
                         Exchange Act.
        (b)     [  ]     Bank as defined in Section 3(a)(6) of the Exchange
                         Act.
        (c)     [  ]     Insurance company as defined in Section 3(a)(19) of
                         the Exchange Act.
        (d)     [  ]     Investment company registered under Section 8 of the
                         Investment Company Act.

CUSIP No. 437852 10 6                 13G                    Page 5 of 7 Pages

        (e)     [  ]     An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E).
        (f)     [  ]     An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F).
        (g)     [  ]     A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G).
        (h)     [  ]     A savings association as defined in Section 3(b) of
                         the Federal Deposit Insurance Act.
        (i)     [  ]     A church plan that is excluded from the definition
                         of an investment company under Section 3(c)(14) of
                         the Investment Company Act.
        (j)     [  ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.
[X]

Item 4.         Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned:         4,635,545*
        (b)     Percent of class:                  5.7%
        (c)     Number of shares as to which such person has:
        (i)     Sole power to vote or to direct the vote      0
        (ii)    Shared power to vote or to direct the vote   4,635,545
        (iii)   Sole power to dispose or to direct the disposition of  0
        (iv)    Shared power to dispose or to direct the disposition
                of   4,635,545
        Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).
___________
*The Reporting Persons beneficially own 4,635,545 shares of Common Stock of the Issuer, representing 4,615,384 shares of Common Stock and 20,161 shares issuable upon the exercise of presently exercisable warrants, or warrants exercisable within 60 days.

Item 5.         Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[    ].

Instruction.  Dissolution of a group requires a response to this item.

CUSIP No. 437852 10 6                 13G                    Page 6 of 7 Pages

Item 6.         Ownership of More than Five Percent on Behalf of Another
                Person.

        Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        America Online, Inc. (a wholly owned subsidiary of AOL Time Warner Inc.) - CO- 4,635,545 shares.

Item 8.         Identification and Classification of Members of the Group.

        N/A

Item 9.         Notice of Dissolution of Group.

        N/A

Item 10.        Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 437852 10 6                 13G                    Page 7 of 7 Pages


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2001

                                          AOL Time Warner Inc.


                                          /s/ J. Michael Kelly
                                          -------------------------
                                                   (Signature)


                                          J. Michael Kelly, Executive Vice
                                          President and Chief Financial
                                          Officer
                                          -------------------------
                                                   (Name/Title)


                                          America Online, Inc.


                                          /s/ Randall Boe
                                          -------------------------
                                                   (Signature)


                                          Randall Boe, Senior Vice President,
                                          General Counsel and Secretary
                                          -------------------------
                                                   (Name/Title)

CUSIP No. 437852 10 6                 13G

Exhibit 1

                            JOINT FILING AGREEMENT

        AOL Time Warner Inc., a Delaware corporation and America Online, Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of common stock, par value $0.01, of Homestore.com, Inc. is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  January 22, 2001

                                  AOL TIME WARNER INC.


                                  By:     /s/ J. Michael Kelly
                                          -------------------------
                                  Name:   J. Michael Kelly
                                  Title:  Executive Vice President and
                                          Chief Financial Officer


                                  AMERICA ONLINE, INC.


                                  By:     /s/ Randall Boe
                                          -------------------------
                                  Name:   Randall Boe
                                  Title:  Senior Vice President,
                                          General Counsel and
                                          Secretary